Filed Pursuant to Rule 433
Registration Statement No. 333-261476

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes Linked to a Basket of Three Financial Sector Stocks
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure
An approximately equally weighted basket of three financial sector stocks comprised of the common stock of each of Morgan Stanley (NYSE symbol: “MS”), JPMorgan Chase & Co. (NYSE symbol: “JPM”) and The Goldman Sachs Group, Inc. (NYSE symbol: “GS”) (each, a “Basket Stock”).

Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amount	[$11.00 to $11.10] if called on the first Observation Date and [$12.00 to $12.20] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity
•     If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
•     If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
•     1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	135.00% of the Starting Value
Step Up Payment	$3.50 per unit, a 35.00% return over the principal amount
Threshold Value	100.00% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/9631/000091412122000022/bn57160111-fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•     If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
•     Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•     Changes in the prices of one of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.
•     The initial estimated value of the notes on the pricing date will be less than their public offering price.
•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•     If called, your return on the notes is limited to the applicable Call Premium.
•     You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Underlying Companies.
•     The COVID-19 virus may have an adverse impact on BNS.
•     The stocks included in the Basket are concentrated in one sector.
•     Adverse conditions in the financial sector may reduce your return on the notes.
•     Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the notes.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-25.00%	$7.50	-25.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$13.50(2)	35.00%
10.00%	$13.50	35.00%
20.00%	$13.50	35.00%
30.00%	$13.50	35.00%
35.00%(3)	$13.50	35.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
54.00%	$15.40	54.00%
60.00%	$16.00	60.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the Step Up Payment of $3.50
(3)	This hypothetical percentage change corresponds to the Step Up Value.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.